BIDFISH.COM INC.
2250 NW, 114th Ave, Unit 1P
PTY6049, Miami Florida 33172

July 28, 2011

United States Securities
and Exchange Commission

Attention:  Donna Di Silvio

Dear Sirs:

Re:	Bidfish.com Inc. (the “Company”)
Form 10-K for Fiscal Year Ended August 31, 2010
Filed January 12, 2011
Form 10-Q for Fiscal Quarter Ended November 30, 2010
Filed January 18, 2011
File No. 000-53512

We are writing in response to your letter dated March 29, 2011.

Our Amendment No. 1to the Form 10-K Annual Report for Fiscal Year Ended August 31, 2010 and our Amendment No. 1 to the Form 10-Q for Fiscal Quarter Ended November 30, 2010 incorporates the changes referred to below.

Form 10-K for the fiscal year ended August 31, 2010

General

1.	Our records show your file number as 000-53512 rather than 333-147299 that appears on the cover page. Please revise to include the correct file number.

We have revised our file number to 000-53512 in our Amendment No. 1 to the Form 10-K.

Business History, page 3

2.	Please disclose here and in Management’s Discussion and Analysis of Financial Condition and Results of Operations that your auditors have issued a going concern opinion.

We have disclosed in our Amendment No. 1 to the Form 10-K our auditors’ going concern opinion under Business History and in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Controls and Procedures, page 20

3.
We note your statement that “[i]n designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives . . .” Please confirm to us and revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We have removed the reference to the level of assurance in our Amendment No. 1 to the Form 10-K, and revised the disclosure controls and procedures accordingly.

4.
We note your disclosure controls and procedures and internal controls were effective as of the end of the period covered by your annual report. Please explain to us and reconcile this conclusion with your disclosure in your Form 10-Q for the period ended November 30, 2010 wherein you state your disclosure controls and procedures and internal controls were not effective as of August 31, 2010, and there have been no changes to your controls since that time. Please revise as appropriate.

Our 10-Q for the period ended November 30, 2010 intended to state that our disclosure controls and procedures were ineffective as of August 31, 2010 and November 30, 2010; while there were no changes in our internal control over financial reporting from August 31, 2010 to November 30, 2010. We did not identify disclosure controls from our controls over financial reporting in our initial Form 10-Q. Our Amendment No. 1 to 10-Q is revised to clarify our assessments.

Involvement in Certain Legal Proceedings, page 22

5.
Please be advised that Item 401(f) has been amended. Please also provide the disclosures required by Item 401(f)(7) and (8) of Regulation S-K and revise the first sentence to reflect a ten rather than five year period.

We added the disclosures required by Item 401(f)(7) and (8) of Regulation S-K and revised the first sentence to reflect a ten year period in our Amendment No. 1 to Form 10-K.

Certain Relationships and Related Party Transactions and Director Independence, page 26

6.	Please revise your disclosure to include the payment of $24,509 during the year ended August 31, 2009 to your former president.

We have included the payment of $24,509 during the year ended August 31, 2009 to our former president under Item 13 in our Amendment No. 1 to Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-2

7.
The audit report of Manning Elliott LLP for the fiscal year ended August 31, 2008 does not appear to include a signature. Please confirm to us that you received a signed report for inclusion in this Form 10-K. Please see Rule 302 of Regulation S-T and Section 5.1.2 of Volume II of the EDGAR Filer Manual.

We confirm that we received a signed report from Manning Elliott LLP for inclusion in the Form 10-K. The signed report has been inserted into Amendment 1 to the Form 10-K.

Note 1. Nature of Operations and Continuance of Business, page F-7

8.
We note there was "substantial doubt about the Company’s ability to continue as a going concern” as of the date the financial statements were prepared. Please revise to disclose management’s plans to resolve the doubts about your ability to continue in existence. There should be a reasonably detailed discussion of your ability (or inability) to generate sufficient cash to support operations during the twelve-month period following the date of the most recent balance sheet presented. Please also indicate whether you have any written or oral commitments from stockholders, or your sole director and officer to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short-term or long-term financial plans. This discussion should be consistent with your discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations. Refer to Item 303 of Regulation S-K.

We have disclosed in our Amendment No. 1 to the Form 10-K the management’s plans to resolve the doubts about our ability to continue in existence.

Form 10-Q for the Quarterly Period Ended November 30, 2010
Exhibit 31.1

9.	Please revise the certification to include the introductory language required by paragraph 4 and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We have revised our Exhibit 31.1 to our Amendment No. 1 to the Form 10-Q to include the introductory language required by paragraph 4 and paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Bidfish.com Inc.

/s/ “Juan Carlos Espinosa”
Juan Carlos Espinosa
President and CEO